United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

New design of Vale's top leadership to accelerate the achievement of strategic objectives

Rio de Janeiro, December 22nd, 2022 – Vale SA (“Vale” or the “Company”) has made significant progress in its strategic agenda in recent years. The Company positions itself as a leader in sustainable mining and in promoting low-carbon emission solutions, always preserving its discipline and efficiency in capital allocation. In this sense, Vale has substantially simplified its portfolio, focusing on businesses and geographies in which it has clear competitive advantages.

This evolution ensures greater attention to core assets, accelerating improvement and innovation in high-quality products and solutions for the global energy transition. Following these drivers, which strengthen the strategy for the Vale of the future, the Company's Board of Directors approved, on this date, the new design of the Executive Committee.

The Executive Vice-Presidency of Iron Solutions, under the leadership of Marcello Spinelli, was created to accelerate the development of innovative products and solutions in iron ore and the improvement of the marketing strategy for our portfolio, with substantial value creation to customers, shareholders and society in the decarbonization process.

To accelerate the Vale Management System implementation in the Iron Ore business, the Executive Vice-Presidency of Operations was created, under the leadership of Carlos Medeiros. With the management of mining, pelletizing and logistics operations, it will deepen process standardization and promote greater safety, operational stability, flexibility and efficiency for Vale's production.

To support portfolio development and longevity, the Executive Vice-Presidency of Projects was created, under the leadership of Alexandre Pereira. The area will be exclusively dedicated to implement key projects in Vale's strategic plan.

To reinforce the second line of defense and the Company's risk management model, in addition to the continuous promotion of technical excellence, the Technical Executive Vice-Presidency was created. It incorporates the attributions of the current Executive Vice-Presidency for Safety and Operational Excellence and receives additional attributions, such as mineral exploration and operational innovation, increasing technical skill concentration. Mr. Rafael Bittar, current Director of Geotechnics, was appointed to the position. Rafael joined Vale in 2019 and has advanced with excellence in improving Vale's tailings and dams management model. As a civil and geotechnical engineer, with around 20 years of mining experience, he has robust expertise in operations and geotechnical management.

In this context, the Executive Vice-Presidency of Strategy and Business Transformation was extinguished, with Mr. Luciano Siani Pires leaving the Company in January 2023. Working with Vale since 2008, with different challenges in multiple areas, including the position of Executive Vice-President of Finance and Investor Relations (2012-2021), Luciano was responsible for designing Vale's strategy for the next 20 years. The Company thanks Luciano for his highly relevant services, always provided with high quality, ethical attitude, and friendship, which created a lot of value for the Company, and wishes him success in his new professional stage.

In addition to these structural changes, other adjustments to the Executive Committee’s roles were approved. With this, Vale will continue to advance in the delivery of its strategic objectives, with a more efficient, competitive and effective performance.

“I want to thank Luciano for his services to Vale. I also thank the Board of Directors for its support in improving the roles and responsibilities of the Executive Committee. I am sure that the Executive Committee’s new design will give the Company the required agility and focus to seize opportunities brought by the energy revolution, with the creation and sharing of long-term value for our stakeholders. I wish the Executive Committee’s members success in their new assignments”, said Eduardo Bartolomeo, Vale’s CEO.

The organization chart below reflects the Executive Committee’s new design.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 22, 2022		Head of Investor Relations